TAL Education Group

12/F, Danling SOHO
No. 6 Danling Street, Haidian District
Beijing 100080
People’s Republic of China
August 1, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

Carlos Pacho, Senior Assistant Chief Accountant

Christine Adams, Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

With a copy to:

Chris White

Accounting Group — Interpretations

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE: Mail Stop 6028

Washington, D.C. 20549-6628

Re:	TAL Education Group (the “Company”)
Form 20-F for the Fiscal Year Ended February 28, 2013 (the “2013 Form 20-F”)
Filed on June 28, 2013 (File No. 001-34900)

Dear Sirs and Madams:

The Company hereby refers to the Deed of Undertaking (the “Deed”) dated June 24, 2013 executed by and between Mr. Bangxin Zhang and the Company, which was attached to its consultation letter to the staff (the “Staff”) of the Office of the Chief Accountant (the “OCA”) of the Securities and Exchange Commission (the “SEC”) dated June 24, 2013 (the “Consultation Letter”) and filed as Exhibit 4.15 to its 2013 Form 20-F.

After the filing of its 2013 Form 20-F, the Company evaluated additional potential voting scenarios for appointing, removing and replacing directors.  Through this process, the Company discovered that there could be a scenario whereby the Deed could be interpreted in a manner that is inconsistent with the Company’s and Mr. Bangxin Zhang’s intentions in regards to Mr. Bangxin Zhang’s voting interest in the event of the appointment, removal or replacement of a director.  For the avoidance of doubt, the Company and Mr. Bangxin Zhang executed an irrevocable side letter (as attached hereto as Annex I) on July 29, 2013 (the “Side Letter”) to interpret the Deed (the “Deed as Interpreted”).  The Company believes the Deed in conjunction with the Side Letter removes the ambiguity in its interpretation, further supports the original intentions of the parties and is consistent with the discussions held with the Staff on June 20, 2013 and June 28, 2013.  No matters came to a vote since the execution of the Deed and prior to the execution of the Side Letter.  As the Side Letter interprets the Deed to clarify its intentions and all parties’ original intentions in a manner that is consistent with the description of the Deed’s provisions included in the Company’s Consultation Letter submitted on June 24, 2013, the Company believes that the conclusions reached by the Company in the Consultation Letter remain applicable to the Deed as Interpreted.

* * *

2

If you have any additional questions or comments regarding this submission, please contact the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4850.

Very truly yours,

/s/ Joseph D. Kauffman
Joseph D. Kauffman
Chief Financial Officer

cc:

Bangxin Zhang, Chairman and Chief Executive Officer, TAL Education Group

Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yan Wang, Deloitte Touche Tohmatsu Certified Public Accountants LLP

3

ANNEX I

SIDE LETTER FOR THE DEED OF UNDERTAKING

4

THIS SIDE LETTER (the “Letter”) is dated July 29, 2013 between:
本澄清函（”本函”）于2013年7月29日由下列两方签署：

BANGXIN ZHANG, with PRC ID card number
张邦鑫，中国身份证号：

And和

TAL EDUCATION GROUP, at 18/F, Hesheng Building 32 Zhongguancun Avenue, Haidian District, Beijing 100080, People’s Republic of China (the “Company”).
TAL EDUCATION GROUP，地址中国北京市海淀区中关村大街32号和盛嘉业大厦18层，100080（”公司”）。

1.                                      The parties refer to the Deed of Undertaking dated June 24, 2013 (the “Deed”) made by Bangxin Zhang in favour of the Company.

双方在此提及张邦鑫于2013年6月24日向公司出具的承诺契据（”契据”）。

2.                                      The parties wish to enter into this Letter in order to clarify and agree upon the interpretation of the Deed.

双方希望签署本函以澄清和确定对契据的解释。

3.                                      The parties hereby irrevocably acknowledge and agree that in the undertaking given by Bangxin Zhang in section 1.a.ii. of the Deed, the maximum number of votes which Bangxin Zhang shall be permitted to exercise shall be equal to (i) the total aggregate number of votes of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Bangxin Zhang (including shares held through Bangxin Zhang’s personal holding company Bright Unison Limited, or any other company, trust, nominee or agent, if any), less (ii) one vote.
双方在此不可撤销地承认并同意，在张邦鑫于契据第1条第a项第ii款作出的承诺中，张邦鑫能够行使的最大投票权应相当于（i）公司当时全体股东持有的全部已发行股份减去张邦鑫直接在法律上或间接最终拥有的公司股份（包括通过张邦鑫的个人控股公司Bright Unison Limited或任何其他公司、信托、代名人或代理人，如果有的话，持有该等股份）后所剩余的股份所代表的总投票权，再减去（ii）一票。

4.                                      Section 1.a.ii. of the Deed should therefore be interpreted to read as follows:
因此，应对契据第1条第a项第ii款解释如下：

“i                                                should any meeting of the Company’s shareholders be called by the board of directors or requisitioned or called by other shareholders of the Company for the purpose of removing or replacing any of the directors or appointing any new director, or if any resolution is proposed at any meeting of the Company’s shareholders to remove or replace any of the directors or appoint any new director, Bangxin Zhang shall not and will not, in his capacity as a shareholder of the Company, exercise his voting rights attaching to his shares in excess of (i) the total aggregate voting power of the then total issued and outstanding shares of the Company held by all members of the Company, other than shares which are owned, whether legally or beneficially, and directly or indirectly by Bangxin Zhang (including shares held through Bangxin Zhang’s personal holding company Bright Unison Limited, or any other company, trust, nominee or agent, if any), less (ii) one vote.”
如果董事会或公司的其他股东召集或要求召开公司的股东会议拟免去或更换任何公司董事或委任任何新的公司董事，或者如果在任何公司的股东会议上出现任何提议拟免去或更换任何公司董事或委任任何新的公司董事，张邦鑫，作为公司的股东，能够行使的投票权不得且不会超过（i）公司当时全体股东持有的全部已发行股份减去张邦鑫直接在法律上或间接最终拥有的公司股份（包括通过张邦鑫的个人控股公司Bright Unison Limited或任何其他公司、信托、代名人或代理人，如果有的话，持有该等股份）后所剩余的股份所代表的总投票权，再减去（ii）一票。”

5.                                      The parties acknowledge and agree that, subject to interpretation in accordance with this Letter, the Deed shall continue in full force and effect in accordance with its terms.
双方承认并同意，契据应依照本函解释并继续根据其条款规定保持有效。

6.                                      This Letter shall be governed by and construed in accordance with the laws of Cayman Islands.
本函应受开曼群岛法律管辖并应依其解释。

7.                                      This Letter is written in English and Chinese. Should there be any discrepancies between the English version and the Chinese version, the English version shall prevail.

本函以英文和中文书就。如果中英文版本之间存在不一致之处，应以英文版本为准。

IN WITNESS WHEREOF this Letter has been duly executed as a deed by Bangxin Zhang and the Company and is intended to be and is hereby delivered on the day and year first above written.
兹证明，本函已由张邦鑫和公司正式签署，并特此在首页载明之日期交付。

SIGNED, SEALED AND DELIVERED	)
as a deed by	)
BANGXIN ZHANG	)
由张邦鑫	)	L.S.
以契据形式签字、盖章并交付	)
)
)
/s/ Bangxin Zhang

in the presence of:
由以下签字人见证：

/s/ Conrad Yang
Name姓名: Conrad Yang杨强
Title职务: Secretary of the Board Director of
Strategy Investment董事会秘书兼战略投资总监

EXECUTED AND DELIVERED	)
as a deed by	)
TAL EDUCATION GROUP	)
由TAL EDUCATION GROUP	)	L.S.
以契据形式签署并交付	)
)
)
/s/ Joseph D. Kauffman
Authorized Representative授权代表
Name姓名: Joseph D. Kauffman
Title职务: Chief Financial Officer

in the presence of:
由以下签字人见证：

/s/ Conrad Yang
Name姓名: Conrad Yang杨强
Title职务: Secretary of the Board Director of
Strategy Investment董事会秘书兼战略投资总监